Maxim Group LLC
405 Lexington Ave
New York, NY 10174

August 3, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Suzanne Hayes
Christina Thomas

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1 (SEC File No. 333-211763)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of ImmunoCellular Therapeutics, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on 4:30 p.m. Eastern Time on Thursday, August 4, 2016, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from July 12, 2016 to the date of this letter, the preliminary prospectus, dated July 11, 2016, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	175
Copies to prospective dealers:	100
Copies to prospective institutional investors:	75
Copies to prospective retail investors:	220
Total	570

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC
As Representative

/s/ Clifford A. Teller
By:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking